UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION One South Main, 15th Floor Salt Lake City, Utah 84133

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2015 and 2014 and for the
Year Ended December 31, 2015

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2015 and 2014 and for the
Year Ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15
Schedule H, Line 4j – Schedule of Reportable Transactions	17

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan
We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015, and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
Salt Lake City, Utah
June 22, 2016

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments at fair value:
Zions Bancorporation common stock	$229,005,214	$243,032,770
Common collective trust fund	78,159,500	78,467,298
Registered investment companies	523,828,195	520,754,644
Real estate joint venture and money market funds	75,590	87,979
	831,068,499	842,342,691

Receivables:
Participant and employer contributions	7,393,979	13,321,815
Notes receivable from participants	17,756,969	18,227,352
	25,150,948	31,549,167
Net assets reflecting all investments at fair value	856,219,447	873,891,858

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust fund	(557,139)	(1,129,340)
Net assets available for benefits	$855,662,308	$872,762,518

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to/(deductions from) net assets attributable to:

Investment income:
Net depreciation in fair value of investments	$(37,201,568)
Interest and dividends	29,087,842

Contributions:
Participant	51,124,988
Employer	31,637,097
Rollovers	4,408,012

Benefits paid directly to participants	(96,156,581)

Net decrease	(17,100,210)

Net assets available for benefits:
Beginning of year	872,762,518
End of year	$855,662,308

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2015

1.    Description of Plan
The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). From time to time, the Plan has been restated and amended. Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. Zions Bancorporation (“the Company”) is the Plan sponsor. The Company’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility
Participation in the Plan is voluntary. Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate. To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions
Participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowed participant contribution, which was $18,000 for 2015. Under applicable law, participants attaining the age of 50 during or prior to 2015 are eligible to make catch-up contributions. The Company provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the remaining 2%.
Contributions by the Company under the noncontributory profit sharing feature are discretionary. Contribution rates may range up to 6% of participants’ compensation based on the Company’s return on average common equity, as defined, for the Plan year.

These contributions are approved and made subsequent to the end of the Plan year. For the 2015 Plan year, the Company contributed $6,065,776 under this profit sharing

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)

feature, which was made in February 2016 and is included in employer contributions in the statement of changes in net assets available for benefits for the year ended December 31, 2015 and employer contributions receivable in the statements of net assets available for benefits as of December 31, 2015.

Forfeitures used to offset Company contributions were $388,065 in 2015, which was the amount of forfeitures outstanding at December 31, 2014. At December 31, 2015, the amount of forfeitures outstanding was $352,113.

The Plan allows for Roth 401(k) contributions consistent with the requirements of §402A of the Internal Revenue Code (“the Code”). Such contributions include rollovers from other Roth deferral accounts as described in Code §402A(e)(1) and only to the extent the rollovers are permitted under Code §402(c). Roth contributions are treated as elective deferrals at the option of the participant for all purposes under the Plan, including determination and allocation of the Company’s matching contributions.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts
Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan. However, income or loss from trading of the Company’s common stock, which is done on a real-time basis, is identified and charged directly to the participant’s account without regard to the allocation process.

Vesting and Payment of Benefits
Participant and Company matching contributions plus investment earnings are immediately vested. Company contributions under the noncontributory profit sharing feature vest according to the following schedule:

Years of vesting service	Percent vested	Years of vesting service	Percent vested

Less than 2	None	4	60%
2	20%	5 or more	100%
3	40%

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)
Nonvested amounts forfeited by terminated participants are used first to reduce the Company’s profit sharing contributions. If Company profit sharing contributions are not made during a given Plan year, any amounts forfeited may be used at the Company’s election to reduce the Company’s matching contribution, offset administrative expenses, allocate directly to participants’ accounts, or any combination of the foregoing. Participants are 100% vested if employed by the Company when normal retirement age is attained. Benefits are eligible to be paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Investment Options
Participant contributions can be directed subject to Plan provisions into various Plan investment options, including the Company’s common stock. The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock purchased in the open market. Participants may immediately diversify to other Plan investments up to 100% of their existing investments in the Company’s common stock received as Company matching contributions. However, three years of participation in the Plan is required before participants can diversify their investments in the Company’s common stock resulting from the Company’s profit sharing contributions.

Participant Loans
Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance, as defined. Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and are repaid at a specified rate of interest through direct payroll deductions.

Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.    Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared using the accrual basis of accounting under generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition
Investments are reported at fair value as further described in Note 4. The statements of net assets available for benefits include an adjustment from fair value to contract value for the Plan’s investment in a common collective trust fund. This investment is through participation in the Fidelity Managed Income Portfolio II – Class 2 fund, which includes investment contracts that are fully benefit-responsive. As such, contract value is considered the more relevant measurement because participants would receive this value if they were to initiate permitted transactions under the terms of the Plan. Contract value of the common collective trust fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants is recorded when earned. The amount for 2015 was $783,520 and was included in interest and dividends in the statement of changes in net assets available for benefits. Loan documentation and processing fees are charged to the participants’ accounts. No allowance for credit losses was recorded at December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Benefits Committee deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.    Significant Accounting Policies (continued)

Concentration of Investments
The Plan’s net assets available for benefits at December 31, 2015 and 2014 include investments in the Company’s common stock of $229,005,214 (8,385,957 shares) and $243,032,770 (8,510,965 shares), respectively. These investments represent a 4.1% and 4.2% ownership of the Company’s outstanding common stock at December 31, 2015 and 2014, respectively.

New Accounting Pronouncement
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting:Defined Contribution Pension Plans (Topic 962). This new guidance has three parts. Under Part I, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. Part II eliminates the requirement to (1) disclose individual investments that represent 5 percent or more of net assets available for benefits and (2) disaggregate and disclose net appreciation or depreciation in fair value of investments by general type, either on the face of the financial statements or in the notes. Part III is not applicable to the plan. The guidance is effective for fiscal years beginning after December 15, 2015. Plans can early adopt any part of the guidance and is to be applied retrospectively. The Plan will adopt this new guidance when it becomes effective for the Plan year beginning January 1, 2016.
In May 2015, the FASB issued ASU 2015-7, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the Emerging Issues Task Force). This new accounting guidance under Accounting Standards Codification 820, Fair Value Measurement, requires that investments for which fair value is measured at net asset value (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. The guidance is effective for fiscal years beginning after December 15, 2015. Adoption is retrospective and earlier application is permitted. The Plan will adopt this new guidance when it becomes effective for the Plan year beginning January 1, 2016.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.    Investments
As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions. The fair value of individual investments that represents 5% or more of the fair value of the Plan’s net assets available for benefits is as follows:

	December 31,
	2015	2014

Zions Bancorporation common stock	$229,005,214	$243,032,770
Fidelity Managed Income Portfolio II – Class 2	78,159,500	78,467,298
Fidelity Contrafund K	56,781,756	56,153,268

During 2015, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$(8,335,595)
Registered investment companies and real estate joint venture	(28,865,973)
$(37,201,568)

The Plan’s investment activity in the Company’s common stock for 2015 includes nonparticipant-directed and participant-directed transactions. Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Significant changes in net assets during 2015 relating to nonparticipant-directed and participant-directed transactions of the Company’s common stock are as follows:

Net depreciation in fair value	$(8,335,595)
Interest and dividends	1,889,465
Contributions	40,274,958
Net transfers to other investments	(26,549,785)
Benefits paid directly to participants	(21,306,599)
Net decrease in net assets	(14,027,556)

Net assets at beginning of year	243,032,770
Net assets at end of year	$229,005,214

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.    Fair Value
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1
Quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. For the Plan, Level 1 includes the Company’s common stock and registered investment companies.

Level 2
Observable inputs other than Level 1 including quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Observable inputs other than quoted prices that are used in the valuation of assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
For the Plan, Level 2 includes the common collective trust fund.

Level 3
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity) whose value is determined by pricing models, discounted cash flow methodologies, or similar techniques. Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). For the Plan, Level 3 includes the real estate joint venture.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.    Fair Value (continued)
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following describes the assets and the valuation methodologies used to measure their fair value:
Company common stock – Shares of the Company’s common stock are valued at the last reported sales price on the last business day of the Plan year in the active market where individual securities are traded.
Common collective trust fund – This trust holds the Fidelity Managed Income Portfolio II – Class 2 fund discussed in Note 2. The fund is a stable value fund designed to deliver safety and stability by preserving principal while earning interest income. It invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities (e.g., U.S. Treasury and agency bonds, corporate bonds, mortgage- and asset-backed securities, and bond funds), and money market funds. It may also invest in futures contracts, option contracts, and swap agreements. Redemptions prompted by certain events (e.g., termination of the fund, changes in laws or regulations) may be paid at fair value, which may be less than book value. Participation units in the fund are valued at the net asset value (“NAV”) as the practical expedient as determined by the trustee. As further discussed in Note 2, the contract value of the fund differs from fair value and is considered the more relevant measurement.
Registered investment companies – These mutual funds are valued at quoted market prices for shares held by the Plan at year-end.
Real estate joint venture – During 2015, the joint venture sold its last remaining real estate tract and made its final distribution. At December 31, 2015, the only remaining asset was an investment in Fidelity institutional prime money market fund. Prior its final distribution in 2015, the joint venture’s investments included commercial and residential real estate properties which are now fully liquidated. Participation units in the Fidelity institutional prime money market fund are valued at the net asset value (“NAV”) as the practical expedient for fair value. The portfolio is designated an institutional money market fund where the NAV of the fund’s shares float, fluctuating with changes in the values of the portfolio’s securities.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.    Fair Value (continued)
Assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows at December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Zions Bancorporation common stock	$229,005,214	$—	$—	$229,005,214
Common collective trust fund		78,159,500		78,159,500
Registered investment companies:
Domestic	348,562,399			348,562,399
International	38,410,868			38,410,868
Lifecycle	136,854,928			136,854,928
	523,828,195			523,828,195
Money market funds		75,590		75,590
	$752,833,409	$78,235,090	$—	$831,068,499

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Zions Bancorporation common stock	$243,032,770	$—	$—	$243,032,770
Common collective trust fund		78,467,298		78,467,298
Registered investment companies:
Domestic	359,247,978			359,247,978
International	39,715,146			39,715,146
Lifecycle	121,791,520			121,791,520
	520,754,644			520,754,644
Real estate joint venture			87,979	87,979
	$763,787,414	$78,467,298	$87,979	$842,342,691

No transfers of investments occurred among Levels 1, 2, or 3 during 2015.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.    Fair Value (continued)
The following presents additional information as of December 31, 2015 and 2014 for the common collective trust fund whose fair value is based on NAV per share:

Fair value at December 31,		Investment	Unfunded commitments	Redemption

2015:	$78,159,500	Common collective trust fund	none	Any business day, subject to certain restrictions; however, actual redemption values may vary from recorded amounts at December 31, 2015 (see previous discussion).
2014:	$78,467,298

5.    Transactions with Parties-in-Interest
During 2015, the Plan received dividends for the Company’s common stock of $1,822,635. Purchases and sales of the Company’s common stock in 2015 were $53,678,777 and $59,054,153 respectively. The amount of purchases included approximately $10.5 million of exchanges that were made by participants from other investments in the Plan during 2015.

6.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

7.    Reconciliation of Financial Statements to Form 5500
The following reconciles net assets available for benefits in the accompanying financial statements to net assets in the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits in accompanying financial statements	$855,662,308	$872,762,518
Add adjustment between fair value and contract value related to fully benefit-responsive investment contracts held in common collective trust fund	557,139	1,129,340
Net assets in Form 5500	$856,219,447	$873,891,858
The following reconciles the net decrease in the statement of changes in net assets available for benefits to net income in the Form 5500 for the year ended December 31, 2015:

Net decrease in statement of changes in net assets available for benefits	$(17,100,210)

Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held in common collective trust fund:

Less: Amount at December 31, 2014	(1,129,340)
Add: Amount at December 31, 2015	557,139
Net income in Form 5500	$(17,672,411)

8.    Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 17, 2013, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

8.    Income Tax Status (continued)

Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 87-0227400 Plan: 006

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Remain- ing Assets (1)	(e) Current Value

	INVESTMENTS
	Zions Bancorporation common stock
*	ZIONS BANCORPORATION	COMMON STOCK (8,385,957 shares)	$232,647,142	$229,005,214

	Common collective trust fund
*	FIDELITY INVESTMENTS	MANAGED INCOME PORTFOLIO II CL 2 (77,602,360 units)		78,159,500

	Registered investment companies
	Domestic
	COLUMBIA	ACORN USA Y (481,726 shares)		11,074,873
	AMERICAN BEACON FUNDS	LARGE CAP VALUE INSTITUTIONAL (1,137,567 shares)		27,824,897
	T. ROWE PRICE	EMERGING MARKETS STOCK (180,677 shares)		5,149,308
	VANGUARD	REIT INDEX FUND INSTITUTIONAL (457,480 shares)		8,001,320
	PIMCO FUNDS	TOTAL RETURN INSTITUTIONAL (2,165,984 shares)		21,811,460
	WELLS FARGO ADV	SPECIAL SMALL CAP VALUE ADMIRAL (424,200 shares)		11,372,809
	VANGUARD	MID CAP INDEX INSTITUTIONAL (652,855 shares)		21,446,286
	VANGUARD	SMALL CAP INDEX INSTITUTIONAL (332,832 shares)		17,656,720
	VICTORY FUNDS	DIVERSIFIED STOCK I (361,997 shares)		6,573,864
	LEGG MASON	CLEARBRIDGE AGGRESSIVE GROWTH (52,630 shares)		10,846,051
	LOOMIS SAYLES FUNDS	BOND INSTITUTIONAL (610,752 shares)		7,866,492
	PIMCO FUNDS	COMMODITY REAL RETURN INST (217,778 shares)		1,374,178
	VANGUARD	INFLATION PROTECTED INSTITUTIONAL (478,875 shares)		4,918,044
	VANGUARD	SELECTED VALUE (591,827 shares)		15,298,737
	VANGUARD	SHORT-TERM INV GRADE ADMIRAL (78,040 shares)		824,106
	VANGUARD	TARGET RETIREMENT INCOME (205,671 shares)		2,560,607
	JANUS	ENTERPRISE N FUND (387,118 shares)		33,543,772
*	FIDELITY INVESTMENTS	CONTRAFUND K (574,249 shares)		56,781,756
*	FIDELITY INVESTMENTS	CAPITAL & INCOME (1,197,838 shares)		10,960,217
*	FIDELITY INVESTMENTS	BALANCED K (781,073 shares)		16,574,362
*	FIDELITY INVESTMENTS	SPARTAN TOTAL MARKET INDEX INST (142,376 shares)		8,351,765
*	FIDELITY INVESTMENTS	SPARTAN 500 INDEX INSTITUTIONAL (541,383 shares)		38,876,703
*	FIDELITY INVESTMENTS	SPARTAN U.S. BOND INDEX (772,330 shares)		8,874,072
				348,562,399

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 87-0227400 Plan: 006

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Remain- ing Assets (1)	(e) Current Value

	International
	OAKMARK	INTERNATIONAL I (473,682 shares)		$10,117,842
	AMERICAN FUNDS	EUROPACIFIC GROWTH R6 (103,985 shares)		4,712,598
	BLACKROCK FUNDS	INTERNATIONAL OPPS INSTITUTIONAL (216,919 shares)		6,978,277
	LOOMIS SAYLES FUNDS	GLOBAL BOND INSTITUTIONAL (126,024 shares)		1,870,200
	MORGAN STANLEY	INST INTERNATIONAL REAL ESTATE (119,840 shares)		2,242,214
*	FIDELITY INVESTMENTS	SPARTAN INTERNATIONAL INDEX (347,613 shares)		12,489,737
				38,410,868
	Lifecycle
	VANGUARD	TARGET RETIREMENT 2010 (306,032 shares)		7,614,084
	VANGUARD	TARGET RETIREMENT 2015 (587,149 shares)		8,355,126
	VANGUARD	TARGET RETIREMENT 2020 (1,094,685 shares)		29,720,700
	VANGUARD	TARGET RETIREMENT 2025 (1,266,003 shares)		19,774,971
	VANGUARD	TARGET RETIREMENT 2030 (781,300 shares)		21,657,626
	VANGUARD	TARGET RETIREMENT 2035 (668,733 shares)		11,261,457
	VANGUARD	TARGET RETIREMENT 2040 (663,763 shares)		18,884,047
	VANGUARD	TARGET RETIREMENT 2045 (517,898 shares)		9,208,220
	VANGUARD	TARGET RETIREMENT 2050 (280,207 shares)		7,983,084
	VANGUARD	TARGET RETIREMENT 2055 (69,059 shares)		2,129,087
	VANGUARD	TARGET RETIREMENT 2060 (9,795 shares)		266,526
				136,854,928
				523,828,195

*	FIDELITY INVESTMENTS	PRIME INST MONEY MARKET FUND (75,590 shares)		75,590
				$831,068,499

	RECEIVABLES
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, with maturities through November 2025		$17,756,969

*	Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN: 87-0227400 Plan: 006

Year Ended December 31, 2015

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Trans- action Date	(i) Net Gain (Loss)

Category 3 – Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets

Zions Bancorporation	Common Stock	$53,678,777	$—	$53,678,777	$53,678,777	$—

Zions Bancorporation	Common Stock	—	59,054,153	56,107,718	59,054,153	2,946,435

No category 1, 2 or 4 reportable transactions occurred during 2015. Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

June 22, 2016

By:	/s/ Paul E. Burdiss
Name:	PAUL E. BURDISS,
Executive Vice President and Chief Financial Officer of Zions Bancorporation

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